Exhibit 99.1

Enthusiast Gaming Announces CAMPBELL COMPANY OF CANADA as New Media Sponsor

LOS ANGELES, Jan. 24, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced it has signed a new media sponsorship with Campbell Company of Canada for Campbell’s® Chunky® Soup to be the presenting sponsor for NFL Tuesday Night Gaming’s (“NFL TNG”) Chunky Soup Showdown.

The Chunky Soup Showdown presented by the Campbell Company of Canada will run on Tuesday, January 24, 2023. The program is a custom content activation that will see NFL players and Legends face off live against top content creators MMG and UpAndAdam in a fun and unique tournament format. The tournament will be hosted on the NFL Tuesday Night Gaming YouTube channel at www.youtube.com/nfltng and Twitter at www.twitter.com/nfltng. Campbell’s Chunky Soup activation will be incorporated throughout the broadcast via product placements, exclusive owned moments, and more, and all supported across Enthusiast Gaming assets, including YouTube video and desktop media, and social media amplification.

“We are thrilled to welcome Campbell’s Chunky Soup as a new direct sales media sponsor for Tuesday Night Gaming”, commented Bill Karamouzis, President of Enthusiast Gaming. “Our bespoke and integrated solutions, consisting of custom content, talent, and premium media inventory continue to solve an important need for brands looking to reach Gen Z and millennial audiences in an authentic way and at scale."

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with younger millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

About Campbell Soup Company and Campbell Company of Canada

For more than 150 years, Campbell (NYSE: CPB) has been connecting people through food they love. Generations of consumers have trusted Campbell to provide delicious and affordable food and beverages. Headquartered in Camden, N.J. since 1869, Campbell has a heritage of giving back and acting as a good steward of the environment.

A subsidiary of Campbell Soup Company, Campbell Company of Canada has been invited into Canadian kitchens since 1930. Our portfolio includes Campbell’s, Cape Cod, Goldfish, Kettle Brand, Pace, Pacific Foods, Pepperidge Farm, Prego, Snyder’s of Hanover, Snack Factory Pretzel Crisps, and V8. Campbell Company of Canada is the proud recipient of the 2022 Effie Canada Gold Award and multi-year recipient of GTAA Top Employer award. For more information, visit www.campbellsoup.ca

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, the timing, format and composition of the NFL TNG programming and its related sponsorships.

Forward-looking statements are based on assumptions and analyses made by Enthusiast Gaming in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; Enthusiast Gaming’s growth plan, and judgment applied in the application of Enthusiast Gaming’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.